Exhibit (a)(3)

CITRIX SYSTEMS, INC.

OFFER TO AMEND ELIGIBLE OPTIONS

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Citrix Stock Option Tender Offer for which you are eligible. The document titled “Offer to Amend Eligible Options” is the formal legal document that provides all of the information pertaining to the Tender Offer process. For more information, we encourage you to read this document and the Offer to Amend document.

1.	WHAT IS THE STOCK OPTION TENDER OFFER?

As a result of Citrix’s voluntary stock option investigation, some of the options we reviewed were determined to have a below-market exercise price as of the date of grant and therefore were issued at a “discount.” As a result, they could be subject to an additional 20% tax, plus interest and penalties imposed by the Internal Revenue Service under Internal Revenue Code Section 409A. Pursuant to Section 409A of the Internal Revenue Code, discounted options which vested after December 31, 2004 and remain unexercised may be subject to such adverse taxes. You are eligible for this tender offer because you were the recipient of options which have been discounted and are subject to Section 409A taxation. In order to prevent future tax liability, employees with options subject to Section 409A are eligible to participate in this Stock Option Tender Offer. The Stock Option Tender Offer is a process to amend the old price of the Eligible Options with a new exercise price and to avoid Section 409A taxes and interest and penalties.

Each participant who tenders Section 409A Eligible Options in the Tender Offer and complies with its terms will have their options amended to reflect the amended, or new, price. All other material terms of your options (for example, vesting schedule and termination date) will remain the same. In addition, each participant will receive a cash payment in January 2008 for the difference between the new exercise price and the original exercise price of each Eligible Option. The cash payment will be made regardless of whether the actual option is ever exercised and regardless of whether the option holder remains employed on the payment date.

2.	WHAT ARE THE IMPORTANT DATES I NEED TO KNOW?

The commencement date of the Tender Offer is September 11, 2007.

Citrix will hold Webinars providing important information concerning the Tender Offer on the following dates and times:

•	September 13, 2007 at 2:00 p.m. ET

•	September 13, 2007 at 4:00 p.m. ET

•	September 14, 2007 at 2:00 p.m. ET

The Tender Offer will expire at 11:59 P.M. Eastern Time on October 8, 2007 (unless Citrix extends the Tender Offer).

The Eligible Options will be amended on October 9, 2007 (unless Citrix extends the Tender Offer). Please be aware that your account with E*Trade may take one to two business days to reflect the amendment to your options.

The cash payment is expected to be paid in January 2008.

3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?

You will need to log on to the Tender Offer website at https://ctxs.equitybenefits.com and click on the MAKE AN ELECTION button to proceed with your election. After clicking the MAKE AN ELECTION button, you will be taken to the first page of the Election Form. You will need to check the appropriate box to indicate whether or not you would like to tender your Eligible Options for amendment in accordance with the terms of the Tender Offer.

After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. After you make your election, if you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to a page titled “Election Information Statement” that will allow you to print your election information. Please print this page and keep a copy for your records. You will then have completed the election process for tendering your Eligible Options.

If you are not able to submit your election electronically via the Tender Offer website, you must complete a paper Election Form and return it to the Company via e-mail to the Stock Administration Department at employeeservices-stock@citrix.com.

If you decide to participate in the Tender Offer, you must complete the election process by 11:59 P.M. Eastern Time on October 8, 2007. Should we extend the Tender Offer beyond October 8, 2007, we will notify you and confirm that you must complete the process before the extended expiration date of the Tender Offer.

4.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY ELECTION WITH RESPECT TO MY ELIGIBLE OPTIONS?

You may change any previously submitted election at any time prior to 11:59 P.M. Eastern Time on October 8, 2007 (or any extended expiration date of the Tender Offer). If you would like to change your election, you must log on to the Tender Offer website at https://ctxs.equitybenefits.com to complete and submit a new Election Form. You should print a copy of your revised Election Information Statement and keep it with your other records for the Tender Offer. Alternatively, you may change your existing election by completing a new paper Election Form and returning it to the Company via e-mail to the Stock Administration Department at employeeservices-stock@citrix.com.

You may change your previously submitted elections as many times as you would like prior to the expiration of the Tender Offer.

5.	WHAT DO I DO IF I FIND AN ERROR REGARDING MY ELIGIBLE OPTIONS IN THE ELECTION FORM?

If you think there is an error in the information contained on your Election Form, please contact the Stock Administration Department at employeeservices-stock@citrix.com.

6.	WHERE CAN I OBTAIN COPIES OF THE FORMS NEEDED FOR THE TENDER OFFER OR OTHER SEC FILINGS?

To obtain a copy of the Offer to Amend document, the Election Form, the Instructions to the Election Form, the Agreement to the Terms of Election or the Form of Stock Option Amendment and Cash Payment Agreement, please log onto the Tender Offer website at https://ctxs.equitybenefits.com. If you would like paper copies of these documents or our other SEC filings, please contact the Stock Administration Department at employeeservices-stock@citrix.com.

7.	WHAT WILL HAPPEN TO MY TENDERED OPTIONS?

Once Citrix accepts your tendered options pursuant to the terms of the Tender Offer, then each of those options will be amended to increase the exercise price per share to the fair market value per share of Citrix common stock on the date on which that option was determined to be actually finalized. All other material terms, such as the vesting schedule and termination date will remain the same.

8.	I HAVE REVIEWED THE CASH PAYMENT THAT WOULD BE MADE TO ME IF I ELECT TO TENDER MY ELIGIBLE OPTIONS, AND I WILL ONLY RECEIVE A SMALL PAYMENT. SHOULD I STILL TENDER MY ELIGIBLE OPTIONS?

The cash payment that you receive when you elect to tender your Eligible Options is based upon the difference between the discounted price of your impacted stock options and the correct fair market value of the stock options on the grant or re-measurement date. When you tender your Eligible Options, you will avoid the adverse tax consequences associated with Section 409A of the Internal Revenue Code. Should you decide to not tender your Eligible Options, you should keep in mind that the taxes and other penalties that may be assessed on these impacted options will be based upon the full gain (the difference between the original grant price and the fair market value of the grant on the tax date) you may realize on the Eligible Options and may be significant. Generally, you can expect tax due at your federal income tax rate, any applicable state tax rate, a 20% Section 409A tax, and Section 409A interest and penalties on the gain. If you reside in a state which also has a tax penalty for these impacted options, like California, you can expect additional state tax liability similar to Section 409A of the Internal Revenue Code.

9.	CAN YOU SHOW ME AN EXAMPLE OF THE CALCULATIONS OF THE TAXES DUE ON IMPACTED OPTIONS UNDER SECTION 409A?

If an employee residing in California had 2,000 Eligible Options on the applicable tax date with a fair market value of $60 and an original grant price of $50 per share, and if none of these shares were exercised to date, the Section 409A potential impact could be:

a.	W-2 Income Inclusion: $20,000 ($60 - $50 multiplied by 2,000 shares)

i.	Federal Ordinary Income Tax = $7,000 (~35%)

ii.	Applicable State Ordinary Income Tax = $1,860 (~9.3%)

iii.	Tax on Gain = $8,860 (Fed + State Tax)

iv.	Section 409A Tax (Fed and State) = $8,000 (~40%)

v.	Section 409A Interest Penalty = $1,800 (~9%)

b.	Tax Liability with Section 409A = $18,660 (~93.3% of gain)

10.	WHAT ARE THE TAX CONSEQUENCES IF I DO NOT ACCEPT THE TENDER OFFER?

While participation in the Tender Offer is completely voluntary, if you elect not to amend your Eligible Options pursuant to the Tender Offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and comparable state tax laws.

11.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

For additional information or assistance, you should contact the Stock Administration Department at employeeservices-stock@citrix.com.

THE SUMMARY TERM SHEET TO THE OFFER TO AMEND DOCUMENT CONTAINS ADDITIONAL QUESTIONS AND ANSWERS THAT YOU MAY FIND HELPFUL.